SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-35746

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

BRYN MAWR BANK CORPORATION 401(K) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

REQUIRED INFORMATION

a)     Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 3.

b)     Exhibit Index:

 23.1 The consent of BDO USA, LLP, independent registered public accounting firm

BRYN MAWR BANK CORPORATION 401(k) PLAN Financial Statements and Supplemental Schedule For the Years Ended December 31, 2015 and 2014 With Report of Independent Registered Public Accounting Firm

THE BRYN MAWR BANK CORPORATION 401(k) PLAN

Table of Contents

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2015 and 2014	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Schedule H – Line 4i – Schedule of Assets (Held at End of Year), December 31, 2015	10

SIGNATURE	11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Bryn Mawr Bank Corporation 401(k) Plan

Bryn Mawr, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Philadelphia, Pennsylvania

June 27, 2016

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:

Investments, at fair value:
Money market funds	$4,914,763	$2,645,903
Company stock	5,367,950	5,907,055
Mutual funds	42,172,003	35,686,766
Total investments at fair value	52,454,716	44,239,724
Receivables:
Contributions receivable – Employer	367,540	398,265
Contributions receivable – Employee	92,226	—

Other	—	7,400
Notes receivables from participants	1,091,110	1,145,595
Total receivables	1,550,876	1,551,260
Net assets available for benefits	$54,005,592	$45,790,984

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015 and 2014

	2015	2014

Investment income (loss):
Dividends	1,968,525	1,485,693
Net appreciation (depreciation) in the fair value of investments	(3,233,532)	1,061,204
Total investment income (loss)	(1,265,007)	2,546,897

Interest income on notes recievables from participants	40,096	34,052

Contributions:
Employee	3,185,019	2,481,196
Employer	2,257,935	1,873,466
Rollovers	6,481,809	415,599
Total contributions	11,924,763	4,770,261

Total additions	10,699,852	7,351,210

Benefits paid & administrative expenses:
Benefits paid to participants	4,674,061	2,424,022
Administrative expenses	122,291	86,096
Total benefits paid & administrative expenses	4,796,352	2,510,118
Net increase in net assets available for benefits before transfer	5,903,500	4,841,092

Transfer from another plan	2,311,108	-
Net increase in net assets available for benefits after transfer	8,214,608	4,841,092
Net assets available for benefits:
Beginning of year	45,790,984	40,949,892
End of year	$54,005,592	$45,790,984

See accompanying notes to financial statements.

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the “Corporation”) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the “Bank”), (collectively, the “Company”) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On October 21, 2014 the Wealth Committee, approved to restate the plan document from an individually designed plan into an Internal Revenue Service (“IRS”) pre-approved Volume Submitter Plan. The restated document was adopted effective January 1, 2015.

(b)	Eligibility

All employees of the Company are eligible to make salary deferral contributions into the plan upon their date of hire.

Employees are eligible to receive employer contributions, effective January 1, April 1, July 1, or October 1, following the completion of six months of employment with at least 83.3 hours of service during each month. Prior to January 1, 2015, service requirement was six months of employment with at least 500 hours of service.

(c)	Contributions

Employees can elect salary deferral through payroll deduction of their pay on a pre-tax or after-tax basis, subject to certain limitations as defined by the Plan. Such contributions are processed with each payroll and are matched quarterly (prior to January 1, 2015) dollar for dollar by the Company up to a maximum of 3% of the participant’s base annual salary. Effective January 1, 2015, employer match contributions are processed with each payroll. Rollovers contributions from other qualified plans are permitted. In addition to above, the Board of Directors of the Corporation may, at their discretion, authorize an additional contribution based on the Company’s profitability. The Company contributed 3% of gross compensation, allocated as a discretionary contribution, to eligible participants during 2015 and 2014 on a quarterly basis.

Participants direct the investment of their contributions into various investment options offered by the Plan. The employer contributions and employee salary deferral and rollover contributions are allocated among the investment options based upon the participant’s investment election.

Effective January 1, 2015, a participant may elect to automatically increase his or her contribution rate annually, effective the first day of the month chosen. Prior to January 1, 2015, the Plan included an “automatic increase” feature. If the employee elected participation in this feature, his or her salary deferral contribution to the Plan was automatically increased by 1% of his or her compensation as of each January 1.

Employer contributions receivable consist of employer matching contributions, profit-sharing contributions, as well as an employer match true-up component. At year-end, the Plan performs a true-up calculation of the employer matching contribution for all participants and makes any necessary additional matching contribution in the subsequent year. True-up contributions were $48,798 and $0 in 2015 and 2014, respectively.

(d)

Payment of Benefits Upon termination due to death, disability, or retirement, as defined by the Plan Document, or upon request for an in-service distribution, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested interest in their account.

A non-spouse beneficiary entitled to receive an eligible rollover distribution is permitted to make a direct trustee to trustee rollover to an IRA

(e)	Vesting

Participants are immediately vested in all employee deferrals.

Effective January 1, 2015, vesting schedule for employer contributions (match and discretionary) for employees hired after January 1, 2015 is as follows:

Years of Vesting Service	% Vested
1 but less than 2	33.33%
2 but less than 3	66.66%
3 or more	100.00%

Prior to January 1, 2015, employer contributions were vested 100% immediately.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, Company matching contributions, and the Company discretionary contributions based on gross annual compensation. Additionally, all participant’s accounts are allocated Plan earnings (losses), and a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 5 years or up to 8 years for a principal residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to ½ % over the published prime rate in the Wall Street Journal as of the first day of the month that the loan is issued. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans range from 3.75% to 4.25%.

(h)	Withdrawals

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal except in Hardship cases as defined by the Internal Revenue Code (“IRC”) or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% early distribution penalty to the participant if he or she is not age 59 1/2 at the time of distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Administrative Expenses

Cost and expenses, including record keeping, legal and accounting fees, incurred in regards to the administration of the Plan are paid by the Plan.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of investments are reflected on a trade date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted by the investment funds prior to the allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Notes Receivable from Participants

Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed when incurred. A provision for doubtful accounts has not been recorded as of December 31, 2015 or 2014. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan Document.

(g)	Subsequent events

The Company and Plan have evaluated subsequent events for potential recognition and for disclosure through the date these financial statements were issued.

(h)	Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Plans can early adopt any of the ASU’s three parts without early adopting the other parts. Management has elected to adopt Part II of the ASU in the current year. Parts I and III are not applicable to the Plan.

Certain prior year amounts have been retrospectively adjusted as a result of adopting Part II of ASU 2015-12

(3)	Fair Value Measurement

When determining the fair value measurement, under ASC 820, Fair Value Measurement, for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. ASC 820 establishes three levels of input that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used in investments measured at fair value. There have been no significant changes in methodologies used or transfers between levels during the years ended December 31, 2015 and 2014.

•

Bryn Mawr Bank Corporation common stock fund is an employer stock unitized fund. The fund consists of both Bryn Mawr Bank Corporation common stock and a short-term cash component that provides liquidity for daily trading. Bryn Mawr Bank Corporation common stock is valued at the quoted market price from a national securities exchange and the short term investments are valued at cost, which approximates fair value.

•

Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of shares held by the Plan.

•	Money Market Funds are valued at carrying value, which approximates fair value.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurement
	Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	4,914,763	-	-	4,914,763
Common stock fund	5,367,950	-	-	5,367,950
Mutual Funds	42,172,003			42,172,003
Total investments measured at fair value	52,454,716	-	-	52,454,716

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurement
	Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	2,645,903	-	-	2,645,903
Common stock fund	5,907,055	-	-	5,907,055
Mutual Funds	35,686,766			35,686,766
Total investments measured at fair value	44,239,724	-	-	44,239,724

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock fund and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

(4)	Transfer from another Plan

The remaining plan assets from the settlement of the Bryn Mawr Bank Corporation Pension Plan (the “Pension Plan”) totaling $2,311,108 were remitted to the Plan in December 2015. The Plan is considered the qualified replacement plan. The transfer of plan assets from the Pension Plan will be credited to a suspense account within the Plan and allocated to participants no less rapidly over a 7 plan-year period in accordance with the IRC.

(5)	Rollover Contributions

On January 1, 2015, the Company acquired Continental Bank Holdings, Inc. and approved an amendment to terminate the Continental Bank 401(k) Plan effective December 31, 2014. All participants in the Continental Bank 401(k) Plan became 100 percent vested in that plan upon termination and were provided the option to have their account balance rolled into any qualified plan (including the Plan) or IRA, receive a lump sum distribution, or be paid through an annuity contract. An aggregate of $1,718,801 was rolled into the Plan during the year ended December 31, 2015, and is included in rollover on the statement of changes in net assets available for benefits.

In addition, rollover balances resulting from the settlement of the Pension Plan totaling $889,933, along with $3,844,841 in rollover balances from a terminated 401(k) plan associated with Power Craft Parker and Beard, Inc., an insurance subsidiary acquired by the Company on October 31, 2014, were also contributed to the Plan.

(6)	Forfeitures

The non-vested account balance of a participant who terminates his or her employment, for reasons other than death, disability or retirement prior to normal retirement date, shall be forfeited.  Forfeitures are used to reduce employer contributions.

(7)	Income Tax Status

The IRS has determined and informed the Company by a letter (“determination letter”) dated December 11, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Effective January 1, 2015, the Plan has been restated into a pre-approved (May 14, 2014) Volume Submitter Plan. The Plan administrator believes the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

The plan administrator has analyzed the tax positions taken by the Plan in accordance with US GAAP, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in employer contributions.

(9)	Related-Party Transactions

The Plan invests in common stock of the Corporation, and therefore, these transactions qualify as related party and party-in-interest transactions. Although transactions in this investment qualify as related party and party-in-interest transaction, they are exempt from the prohibited transaction rules of ERISA. State Street is the custodian of the Plan. Transamerica provides recordkeeping services for the Plan. Loans to participants also qualify as party-in-interest transactions.

(10)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan EIN - 23-2434506
Plan No.- 002	Schedule 1

BRYN MAWR BANK CORPORATION 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

	(b)	(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Western Asset Instl Liqd Rsrvs	Money Market Fund	**	$4,914,763
*	Bryn Mawr Bank Corporation Stock Fund	Common Stock Fund	**	5,367,950
	Aston/Montag & Caldwell Growth	Registered Investment Company	**	2,342,112
	Cambiar Small Cap	Registered Investment Company	**	2,340,481
	DFA Emerging Markets Port	Registered Investment Company	**	1,068,843
	Dodge & Cox Intl Stock	Registered Investment Company	**	2,478,947
	Fidelity Low Priced Stock	Registered Investment Company	**	1,815,358
	Invesco Global Real Estate R5	Registered Investment Company	**	206,438
	Principal Diversified Real Asset Inst	Registered Investment Company	**	36,954
	Principal High Yield Inst	Registered Investment Company	**	378,803
	Templeton Global BD Fund	Registered Investment Company	**	667,625
	Vanguard Equity Income	Registered Investment Company	**	3,304,188
	Vanguard Inflation-Protected Securities Fund	Registered Investment Company	**	242,314
	Vanguard Intermediate-Term Investment Grad Inv	Registered Investment Company	**	2,440,493
	Vanguard Mid-Cap Index Fund	Registered Investment Company	**	1,284,017
	Vanguard Short-Term Investment Grade Inv	Registered Investment Company	**	489,541
	Vanguard Small-Cap Index Fund	Registered Investment Company	**	675,730
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	792,705
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	129,138
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	4,548,434
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	720,871
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	3,938,648
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	172,106
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	2,306,638
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	240,324
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	114,900
	Vanguard Target Retirement 2055 Fund	Registered Investment Company	**	100,612
	Vanguard Target Retirement 2060 Inv	Registered Investment Company	**	119,992
	Vanguard Target Retirement Income Fund	Registered Investment Company	**	31,208
	Vanguard Total International Stock Fund	Registered Investment Company	**	494,210
	Vanguard Total Stock Mkt Idx	Registered Investment Company	**	8,690,373
	Subtotal of Mutual Funds			42,172,003
	Subtotal of Investments at Fair Value			52,454,716
	Notes receivable from participants	Interest rate of 3.75% - 4.25%		1,091,110
				$53,545,826

*	Party-in-interest, as defined by ERISA
**	Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Date: June 27, 2016	By:	/s/ Harry R. Madeira, Jr.
Harry R. Madeira, Jr. Benefit Plans Administrative Committee